SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON ATTORNEY GENERAL'S OFFICE TO EXPEDITE (NOISE) STATUTORY INSTRUMENT TO ALLOW DUBLIN'S SECOND RUNWAY TO PROCEED

Ryanair, Europe's No.1 airline, today (19 July), called for an end to the repeated delays in the delivery of a second runway at Dublin Airport and urged the Attorney General's Department to expedite the simple piece of primary legislation (the statutory instrument) to make the Irish Aviation Authority (IAA) the competent authority to monitor noise regulation, as a matter of urgency.

At a time when runway capacity at Dublin is full at peak times, leading to repeated slot delays, Ryanair reiterated its support for the development of a €240m second runway at Dublin. This vital and urgent piece of national infrastructure is critical to the continued growth of air travel to and from Ireland especially in the run up to - and after - Brexit, where multinationals are looking at Ireland's air transport links as an alternative to London or other EU cities.

Repeated delays by the Attorney General's Department to expedite this simple piece of primary legislation, which is necessary to allow the second runway to proceed, are totally unacceptable. The Minister for Transport, Shane Ross, and his predecessor (Paschal Donohoe) have already confirmed that the IAA are the competent authority in this (noise monitoring) area, and it is totally unacceptable that the delays are being prolonged because of the failure of the Attorney General's office to expedite this statutory instrument.

Ryanair called for an end to these delays and the prioritisation of the second runway at Dublin Airport, but only at a cost of €240m.

Ryanair's CEO Michael O'Leary said:

"The present runway infrastructure at Dublin Airport is already full at peak times. The development of the second runway is a critical piece of national infrastructure which needs to be expedited, especially when Ireland is trying to attract overseas investment that may be leaving the UK in the run up to Brexit in March 2019.

Ryanair is unable to base additional aircraft at Dublin because there are no spare slots in the early morning for additional departures. The fact that this statutory instrument has been repeatedly delayed in the Attorney General's office for over 12 months is unacceptable.

We call on the Government, the Department of Transport, and the Attorney General's office to explain these repeated delays and confirm when this necessary noise legislation will be implemented by statutory instrument to allow Dublin's second runway to proceed. The time for delay is over; we need urgent action to deliver runway 2 to prevent Ireland's airport infrastructure falling further behind its international competitors."

ENDS

For further information
please contact:                    Robin Kiely                                        Piaras Kelly
                                                        Ryanair Ltd                                        Edelman Ireland
                                            Tel: +353-1-9451949                         Tel: +353-1-6789 333
                                                       press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 July, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary